CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED

VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO

THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION

HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK

“[***].”

November 27, 2024

Via Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:    Michael Henderson

Marc Thomas

Re:	Discover Financial Services

Form 10-K For the Year Ended December 31, 2023

Response Dated October 24, 2024

File No. 001-33378

Dear Messrs. Henderson and Thomas:

Discover Financial Services (“Discover,” “DFS”, “the Company”, “we”, “our”), is pleased to provide this response as a follow-up to our November 12, 2024 and November 22, 2024 conference calls with the Staff (the “Staff”) of the Division of Corporation Finance and the Office of the Chief Accountant of the U.S. Securities and Exchange Commission.

During our November 12, 2024 call, the Staff expressed concerns with our methodology for estimating the revenue error associated with the card product misclassification matter and our conclusions about the materiality of remaining uncorrected misstatements as of June 30, 2023 and later periods, as outlined in our letter to the Staff dated October 24, 2024. The Staff acknowledged the challenges given data and informational limitations in deriving a reasonable estimate of what revenue would have been in the historical periods had the Company not misclassified certain cards to the Commercial tier. Further, the Staff indicated that it would not object if management were to conclude that it would be reasonable to estimate the revenue error based on the amount of restitution that the Company has agreed to pay to merchants and acquirers (the “Alternative Approach”). The Staff further clarified that for purposes of measuring the revenue error under the Alternative Approach, interest and reimbursements for plaintiffs’ legal costs could be excluded. See discussion below under “Other Concessions” for more details about settlement consideration in excess of gross overcharges.

We accept that given the absence of more complete information on which to base the estimated revenue error, using the amount of overcharges that the Company ultimately agreed to pay to impacted counterparties is a reasonable approach to estimating the revenue error. Accordingly, the Company has determined to apply the Alternative Approach, excluding interest and reimbursements for plaintiffs’ legal costs. Upon recognizing the revenue error correction under the Alternative Approach, the Company will in total have restated cumulative discount and interchange revenue by $1,047 million, representing the gross restitution amount (excluding interest, legal fees and other concessions, as described below), by adjusting this amount from revenue (including through adjustments to retained earnings) to a refund liability consistent with ASC 606-10-32-10.

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

Refined Gross Restitution Estimate

As part of Discover’s remediation plan presented to its banking regulators, Discover agreed to retain an independent third-party to validate the restitution data, methodology and assumptions. As part of that evaluation (and as referenced in footnote 7 on page 4 of our letter to the Staff dated October 24, 2024), additional pre-2016 transaction-level data was identified that does not include all of the same elements as exist in the data used for the computations of gross overcharges in the 2016-2023 period. The additional data has since been validated for incorporation into the Tiering Simulation, and the result is an increase in expected restitution of approximately $60 million which is reflected in the restated numbers. The third-party validation work is substantially complete and the estimated impact, if any, to the final restitution amount resulting from the remaining validation work is expected to be immaterial. Taken together with the previous estimate of gross overcharges of $985 million as of December 31, 2023, the Company’s updated measurement of gross overcharges as of December 31, 2023 is $1,047 million.1 Cumulative gross overcharges as of June 30, 2023 amounted to $992 million (see table on p.3). The table below reconciles the evolution of the Tiering Simulation output, since the original error correction in June 2023, to the restated liability balances that will be presented in our restated financial statements:

Reconciliation of Tiering Simulation Output to As-Reported Liability

(dollars in millions)

	Initial Tiering Simulation	Refined Tiering Simulation
	6/30/2023	9/30/2023	12/31/2023	3/31/2024		6/30/2024
Tiering Simulation output[1]
Gross[2]	$1,125	$975	$1,008	$1,008		$985
Net	365	436	447	447		432

	Net	Net	Net	Gross		Gross
Tiering Simulation output used
Tiering Simulation output	$365	$436	$447	$1,008		$985
Plus: interest	—	54	54	108		136
Less: estimated breakage	—	(183)	(183)	—		—
Plus: component for uncertainty	—	69	69	—		—
Plus: Other monetary concessions[3]	—	—	—	[***	]	[***	]

Estimated payout	365	376	387	1,186		1,197
Less: cumulative disbursements made	—	—	(12)	(21)		(33)

As-Reported Liability	$365	$376	$375	$1,165		$1,164

	Initial Tiering Simulation	Refined Tiering Simulation with Additional Data[4]
	6/30/2023	9/30/2023	12/31/2023	3/31/2024		6/30/2024
	Gross	Gross	Gross	Gross		Gross
Tiering Simulation output used
Tiering Simulation output	$992	$1,020	$1,047	$1,047		$1,047
Plus: interest	—	110	124	138		152
Plus: Other monetary concessions[3]	—	—	—	[***	]	[***	]

Estimated payout	992	1,130	1,171	1,255		1,275
Less: cumulative disbursements made	—	—	(12)	(21)		(33)

Liability, restated	$992	$1,130	$1,159	$1,234		$1,242

[1]	Note that rounding to millions may impact the summation of the amounts mentioned in this letter.

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

1.

The initial Tiering Simulation used cardmember spend data at a total level. The refined Tiering Simulations redistributed sales at a merchant level in estimating pricing differences. The different use of data resulted in different estimates of the gross overcharges.

2.

In the second quarter of 2024, a true-up adjustment of $23 million was made to the restitution liability as a result of replacing previously estimated overcharges in the second half of 2023 with the actual amounts.

3.	[***].
4.	Incorporating additional pre-2016 data, validated as of November 20, 2024, and other refinements identified in an independent third-party evaluation of the Tiering Simulation.

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

The table below shows the annual revenue impacts associated with the gross overcharge estimate as of November 20, 2024:

(dollars in millions)	Revenue impacts reflected in Tiering Simulation Gross Output
	Gross	Tax	After-Tax
2007	$1.75	$(0.42)	$1.33
2008	49.27	(11.83)	37.45
2009	69.03	(16.57)	52.46
2010	80.40	(19.30)	61.11
2011	70.52	(16.92)	53.59
2012	42.65	(10.24)	32.41
2013	43.84	(10.52)	33.32
2014	45.88	(11.01)	34.87
2015	45.73	(10.98)	34.75
2016	46.21	(11.09)	35.12
2017	51.79	(12.43)	39.36
2018	61.78	(14.83)	46.95
2019	66.10	(15.86)	50.23
2020	61.93	(14.86)	47.07
2021	80.35	(19.32)	61.03
2022	120.69	(29.07)	91.61
1H 2023	54.40	(13.11)	41.30

Through 6/30/2023	$992.32	$(238.35)	$753.97
2H 2023	54.40	(13.11)	41.30

Through 12/31/2023	$1,046.72	$(251.45)	$795.27

Other Concessions

In addition to providing restitution for the gross amount of overcharges and interest thereon, certain additional concessions were negotiated as part of the class action settlement terms tentatively agreed to in the first quarter of 2024 and finalized in the second quarter of 2024: (i) up to $25 million for plaintiffs’ attorneys’ fees; (ii) up to $1 million for reimbursement of litigation expenses; [***].2

[***]. This minimum payout provision was recorded at that time as a charge to operating expense, when the promise to make these payments was made. As consideration payable to customers for which we presumably received no distinct benefit in exchange, this amount should have been classified as a contra-revenue pursuant to ASC 606-10-32-25. The timing of recognition was correct, however, as pursuant to ASC 606-10-32-27, recognition was made at the later of when related revenue was recognized or when the payment or promise to pay was made. As part of the restatements, we will therefore correct the classification of that amount from expense to contra-revenue in the three months ended March 31, 2024.

[***] are not components of the overcharges caused by the card product misclassification and thus should also not be included in the estimate of the revenue error under the Alternative Approach.

[2]	[***]. The maximum reimbursement for legal fees and expenses was subsequently increased to $26 million in the settlement agreement executed in the second quarter of 2024.

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

Materiality Assessment

We updated our materiality assessment to determine whether our prior conclusions as to the appropriate accounting and reporting for the revenue error correction would have been different had we originally measured the error at June 30, 2023 as $992 million rather than $365 million. Our revised materiality assessment covering all years impacted by the card product misclassification issue is presented in detail on schedules attached to this letter as Appendix A.

The results of our updated materiality assessment include the following:

•	Had we measured the error as $992 million as of June 30, 2023, we would have noted:

•	Gross discount and interchange revenue was not overstated by more than 4.48% in any year, and the overstatement as a percentage of the as-reported amount averaged 2.41% between 2007 to 2022;

•	Pre-tax earnings were overstated by more than 5.00% only in one year (6.34% in 2010), and the overstatement averaged 2.08% between 2007 to 2022;

•	Net income was overstated by more than 5.00% only in one year (7.99% in 2010), and the overstatement averaged 2.41% between 2007 to 2022; and

•	Earnings per share, fully diluted, was not overstated by more than 4.44% in any year, and the overstatement averaged 2.60% between 2007 to 2022.

•	Prior to any restatement as of June 30, 2023, we would have noted:

•	Total liabilities were understated by $992 million (0.80% of total liabilities);

•	Total assets were understated by $238 million for the related deferred tax impact (0.17% of total assets); and

•	Total stockholders’ equity was overstated by $754 million (5.33% of total stockholders’ equity).

Discount and interchange revenue, net of rewards costs, was impacted by more than 5% in numerous years prior to 2021, but we do not believe these impacts warrant restatement of these earlier periods because the information associated with those periods is outdated. Investors generally place significantly greater weight on any issuer’s most recent results than on results of older periods, which are largely superseded by subsequent periods. For example, if we were a private company and were to file a Form S-1 for an initial public offering, these financial statements would not be included or required, nor would they be incorporated or required if we were to conduct a primary offering today. In addition, these periods will not be incorporated or required in Capital One’s registration statement on Form S-4 in respect of the pending merger and the joint proxy statement/prospectus contained therein which will be mailed to both company’s stockholders. For the periods we expect to restate (noted below), we will present restated gross and net discount and interchange revenue from 2021 forward, and with respect to prior periods, the Alternative Approach will be reflected in 2021 beginning retained earnings.

Management has recommended and the Company’s Audit Committee has concluded that it is appropriate to amend the Company’s 2023 Annual Report on Form 10-K and the subsequent Quarterly Reports on Form 10-Q filed for the first and second quarters of 2024 with restated financial statements to reflect the above measurements. Management and the Company’s Audit Committee have also discussed these matters with the Company’s independent registered public accounting firm.

The Company intends to file a multi-year comprehensive 2023 Form 10-K/A. The Company’s consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 will be restated in the multi-year comprehensive Form 10-K/A.

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

The Company is also planning to include in the multi-year comprehensive Form 10-K/A restated quarterly and year-to-date financial information for each of the three, six and nine month periods in the years ended December 31, 2023 and 2022 for which interim financial information was included in the Company’s Quarterly Reports on Form 10-Q in fiscal 2023. The financial information presented will consist of unaudited condensed statements of financial condition, statements of income, and statements of cash flows presented in a level of detail consistent with Regulation S-X Article 10-01 (a)(2) and (3), and any appropriate portions of 10-01(b), and with columns labeled “Restated.”

The Company notes that this approach is consistent with the approach described in the 2007 Dear CFO Letter “Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants.” The Company will also file amended Quarterly Reports on Form 10-Q for the first and second quarters of 2024 and will file its Quarterly Report on Form 10-Q for the third quarter of 2024, thereby reflecting the impact of the restatements to the three, six and nine month interim periods subsequent to the multi-year comprehensive 2023 Form 10-K/A.

The Company has devoted and will continue to devote significant resources to preparing the restatements and resolving this matter as expeditiously as possible. If the Staff has any questions or concerns with respect to the matters outlined above, the Company would be happy to discuss those at the Staff’s earliest convenience.

* * * * * *

We appreciate the Staff’s consideration of these matters, and we would be pleased to provide additional clarification of the foregoing responses as necessary. If you wish to discuss any of this information further, please do not hesitate to contact me at (224) 405-3601.

Very truly yours,

/s/ John T. Greene

John T. Greene
Executive Vice President
Chief Financial Officer

cc: Ms. Hope D. Mehlman, CLO and GC, Discover Financial Services

Mr. Kelly Welsh, Interim CLO and GC, Discover Financial Services

Mr. Jason Hanson, EVP, President-Payment Services, Discover Financial Services

Mr. David Berrey, Deloitte & Touche LLP

Mr. Jared M. Fishman, Sullivan & Cromwell LLP

APPENDIX A

Revised Materiality Assessment Using $992 Million Error

As of June 30, 2023

[***]